EXHIBIT 99.8
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MANAGEMENT'S DISCUSSION AND ANALYSIS
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The Trust's 2002 financial and operating results were on target, as production, cash flow and distributions were consistent with our initial forecast. Commodity prices showed renewed strength late in the year, and combined with stable production levels allowed Viking to generate $1.28 per Unit in cash flow, of which $1.26 per unit was available for distributions. For 2002, distributions declared and cash distributions received were both $1.16 per unit.

PRODUCTION

Daily production increased for the sixth straight year, growing by 6% to 12,434 BOE per day from 11,716 BOE per day. Overall, production for the year was within 3% of the Trust's initial forecast. Oil and liquids volumes decreased by 6% to 7,374 BOE per day, while natural gas production increased by 30% to an average of over 30 MMcf per day.

The natural gas production gains were seen in several areas. In Channel Lake, an aggressive infill-drilling program undertaken during the year increased production by 47% to an average of 10.6 MMcf per day from 7.2 MMcf per day in 2001. The Tweedie/Wappau area realised a 76% production increase, to 10.6 MMcf per day from 5.9 MMcf per day last year, due to a 2002 winter drilling program and the inclusion of a full year of operational results.

Other production gains were as a result of the acquisitions of the Consort properties and Landover Energy Inc., which added average production of 650 and 200 BOE per day respectively for the year. Production in the Bellshill area was negatively affected by several temporary shut down situations during the year. The impact of the production loss is estimated to be about 150 to 200 BOE per day. The sale of a number of non-core properties early in the year reduced average production by approximately 600 BOE per day.

REVENUE AND PRICES

Total net revenues for 2002, including hedging, decreased by 2% to $134.7 million compared with $137.3 million last year. Benchmark oil prices in 2002 were flat, with WTI averaging US$26.08 per barrel compared with US$25.89 in 2001, and Edmonton posted prices averaging $39.92 compared with $39.20 last year. For 2002 Viking saw a narrowing of differentials that contributed to higher realised oil prices before hedging of $35.25 per barrel. This compares with a realised price of $33.23 in 2001, an increase of 6%. These higher prices offset the decrease in production, resulting in oil revenue remaining unchanged at $91 million. Revenue from natural gas liquids decreased to $3.1 million from $3.8 million in 2001 as average prices received in the year dropped by 11%

         RESULTS OF OPERATIONS

 ($000 except per Unit and production)           2002         2001  % Difference
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 Total Sales (including hedging)           $  134,697   $  137,305           (2)
 Royalties and Taxes                           18,499       20,841          (11)
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 Net Revenue After Royalties and Taxes        116,198       116,46            0
 Operating Expenses                            36,057       35,417            2
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 Net Operating Income                          80,141       81,047            1
 Interest Expense                               3,713        6,407          (42)
 General and Administrative                     4,759        3,998           19
 Management Fees                                2,877        3,009           (4)
 Internalization Expense                        8,319           --          100
 Depletion                                     48,117       40,329           19
 Future Income Tax Recovery                    (4,555)      (2,452)          86
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 Net Income                                $   16,911   $   29,756          (43)
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 Unitholder Distributions                  $   62,475   $   73,326          (15)
================================================================================
 Distributions per Unit1                   $     1.16   $     1.91          (39)
================================================================================
 Funds from Operations                     $   68,792   $   67,621            2
================================================================================
 BOE/Day                                       12,434       11,716            6
================================================================================
 Production (BOE)                           4,538,452    4,276,187            6
================================================================================
(1)  Distributions if Unit held throughout the year.


16       VIKING ROYALTY TRUST
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to $25.97 per barrel. Natural gas prices before hedging were 15% lower at $3.94 per Mcf compared with $4.61 last year. Although natural gas pricing strengthened towards the end of 2002, prices were significantly weaker during the summer months. Higher natural gas production offset the lower prices, as gas revenue increased to $43.4 million in 2002 from $39.2 million last year.

HEDGING ACTIVITIES

Viking periodically locks in commodity prices it will receive over a certain period of time on a portion of its production. Since oil pricing is based in US dollars, the Trust will also protect a portion of its oil revenue against fluctuations in the foreign exchange rate between the Canadian and US dollar. Viking periodically will fix its interest rate on a portion of its borrowing as well as fix the price it will pay on a portion of its electricity to protect against price increases in the utility.

To minimize credit risk, all financial hedges, such as commodity swaps, foreign exchange swaps and interest rate swaps are only placed with major Canadian financial institutions. Contracts for purchases of electrical power are only placed with a major utility retailer with a high credit rating

The Trust typically will not lock in commodity prices on more than 50% of its forecast production so that it can still participate in the upside of price movements. In unusual circumstances, such as during a robust escalating price environment, with board approval the Trust may lock in more than the 50% level. If the market price during the hedged period is in excess of that in which prices are locked in, an opportunity loss occurs on the hedged portion. Late in 2001 and early in 2002, Viking layered in a number of hedges as the price of oil and natural gas moved upwards. For 2002, Viking had hedged an average of 3,800 barrels per day of oil production at an average price of US$24.30 per barrel (Cdn $38.15 per barrel). An average of 10.7 MMcf per day of natural gas production was hedged at an average price of $4.21 per Mcf and an additional 4.2 MMcf per day was protected through costless collars with an average floor price of $3.63 per Mcf and an average ceiling price of $5.86. The Trust also hedged five megawatts per hour of electricity at an average price of $41.02 per Mwh, and locked in interest rates on $30 million of its debt at a rate of 3.355%.

Oil prices, which began the year at US$19.73 per barrel, reached a two-year high of US$31.76 per barrel in December. Natural gas prices also fluctuated throughout the year, with AECO reaching a low of $2.77 per Mcf in August before rebounding substantially during the fourth quarter to a high of $5.50 per Mcf in December. The strengthening prices in the fourth quarter resulted in the Trust recording a net hedging loss of $2.8 million or $0.62 per BOE for the year, compared with a $3.0 million gain, or $0.70 per BOE, in 2001. These hedging losses are included as a reduction in oil and gas revenue during the period. The Trust also recognised a gain of $0.1 million during the year on its electricity hedge. This gain is recorded as a decrease in operating costs in the income statement. The interest rate hedging gain of $0.1 was recorded as a reduction in interest expense.

For 2003, Viking has placed commodity hedges on approximately 50% of its forecast production through a combination of financial swaps, cost less collars and three-way collars to protect the price downside while still allowing for some upside potential. A total of 4,000 barrels per day of oil has been locked in with a goal to protect a floor price of US$25.00 per barrel. In addition, an average of 15.0 MMcf per day of natural gas has been hedged with a goal to protect a downside of $4.80 per Mcf. Refer to Note 16 "Financial Instruments" and Note 18(c) "Subsequent Events" in the accompanying financial statements for full disclosure of 2003 hedging activities.

ROYALTIES AND TAXES

Royalties and taxes for 2002 were $18.5 million (13.4% of gross revenue or $4.07 per BOE) compared with $20.8 million (15.6% of gross revenues or $4.88 per BOE) in 2001. Although gross revenues increased marginally, the amount of royalties from 2001 to 2002 decreased primarily in two major areas. In Tweedie/Wappau, Viking received $1.2 million in capital cost allowance credit during 2002 for facility and gathering expenditures incurred during the prior year. In the Bellshill area, prior year results included higher than expected Freehold Mineral tax payments, which accounts for a lower rate this year.


                                                      VIKING ROYALTY TRUST    17
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INVESTOR NETBACK PER BOE

                            YTD 2002     YTD 2001     Difference       % change
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 Sales                      $ 29.68      $ 32.11      $ (2.43)              (8)
 Royalties & Taxes             4.07         4.88        (0.81)             (17)
 Operating Expenses            7.94         8.28        (0.34)              (4)
 Abandonment reserve           0.20         0.20           --                0
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 Operating Netback            17.47        18.75        (1.28)              (7)
 G & A                         1.05         0.94         0.11               12
 Management Fees               0.63         0.70        (0.07)             (10)
 Interest Expense              0.82         1.50        (0.68)             (45)
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 Investor Netback           $ 14.97      $ 15.61      $ (0.64)              (4)
================================================================================


OPERATING EXPENSES

Operating expenses decreased by 4% to $7.94 per BOE from $8.28 in 2001. As a result of higher production, total operating costs in 2002 increased to $36.1 million from $35.4 million in the previous year. Costs on a per BOE basis decreased due to a full year of results from the BXL properties, which have an overall lower cost structure, and due to higher production in the lower-cost Channel Lake field. The Trust also realised lower power costs as the average spot price for electricity decreased to $43.84 per Mwh in 2002 from $71.50 per Mwh the prior year.

OPERATING AND INVESTOR NETBACK

Sales netbacks were lower by $2.43 per BOE, which was primarily attributable to lower natural gas prices and hedging losses in the year. This decrease was partially offset by lower royalties and operating costs on a BOE basis, as explained above, which positively affected operating netbacks by $1.15 per BOE. The resulting operating netbacks decreased by 7% to $17.47 per BOE from $18.75. Lower interest and management fees were partially offset by higher G&A costs. Interest costs were substantially lower in 2002, as 2001 results included borrowing costs associated with the acquisition of the Bellshill properties and higher interest rates. Management fees are lower as a direct result of lower operating income. The result is that despite sales being lower by $2.43 per BOE, investor netbacks were only down by $0.64 to $14.97 per BOE from $15.61 per BOE in 2001.

DISTRIBUTIONS

Viking declares its distributions each month during the year. To receive a distribution, a Unitholder must be the holder of record on the last day of the month for which the distribution is declared. The distribution is then paid on the 15th calendar day (or the next business day if the 15th falls on a weekend or holiday) of the following month. For the year 2002, Viking declared distributions of $1.16 per Unit, including the $0.10 per Unit that was paid on January 15, 2003. This represents a decrease of 39% or $0.75 per Unit compared with distributions from the prior year. The majority of this decrease ($0.58 per Unit) was attributable to the first six months of the year, as commodity prices were significantly weaker during the first half of 2002 compared with 2001.

In 2002, Viking distributed 92% of its cash available for distribution compared with 104% in 2001. Since inception, the Trust has distributed 94% of its total cash available for distribution to Unitholders. The Summary of Unitholder Distributions can be referred to in Note 10 to Viking's consolidated financial statements.

For tax purposes, Unitholders record the actual cash distributions that are paid during a calendar year. For 2002, the Trust paid $1.16 per Unit on a cash basis, a decrease of $0.86 or 43% compared with the $2.02 paid in 2001. Of the amounts paid in 2002, 58%, or $0.6728 per Unit was non-taxable as a return of capital, and will reduce the Unitholder's cost base. The remaining 42%, or $0.4872 per Unit is to be treated as other income.

INTERNALIZATION EXPENSE

At a Special Meeting of the Trust's Unitholders on December 3, 2002, the internalization of Viking's management was approved by 94% of the votes that were cast. Votes cast at this meeting represented 31% of Viking's Unitholders, the largest response at any meeting since the Trust's inception.


18       VIKING ROYALTY TRUST
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The internalization transaction was effective December 31, 2002. The Trust has incurred a total of $8.3 million in costs to date consisting of cash and Viking Units, and it was determined that this amount should be expensed in the fourth quarter. In addition, Viking is committed to a maximum of an additional $0.8 million of retention payments to officers of the Trust under certain conditions. As a result of this transaction, the Trust will not incur or be required to pay any further management or acquisition fees subsequent to December 31, 2002.

DEPLETION, CEILING TEST AND SITE RESTORATION

The Trust accounts for properties using the full-cost method of accounting. Under this method, depletion and restoration expenses are recorded using the unit-of-production method. For 2002, these costs were $48.1 million, representing 8.5% of gross capital or $10.60 per BOE. This compares with $40.3 million, 7.5% of capital or $9.43 per BOE in 2001. The cost in 2002 was partially offset in the amount of a $4.6 million credit ($1.00 per BOE) relating to a future tax recovery. In 2001 the corresponding credit amount was $2.5 million ($0.57 per BOE). The resulting net depletion rates, inclusive of the tax recoveries, were $9.58 per BOE for 2002 and $8.84 for 2001.

The Trust also withholds a portion of the cash flow as a reserve for future site reclamation costs. For both 2002 and 2001, the amount of the reserve was $0.9 million or $0.20 per BOE. The capital assets are subject to an annual ceiling test review, which is a cost recovery calculation based on year-end commodity prices plus the costs the Trust actually received or incurred. At December 31, 2002, the ceiling test limit was well in excess of the Trust's asset book value and therefore there was no requirement for a write-down.

CAPITAL RESOURCES AND LIQUIDITY

Viking's structure is such that it only pays out funds it has received. This practice ensures the Trust's liquidity. However, the royalty income is encumbered with debt obligations that will affect future payments by the Trust. Viking has and will continue to borrow funds to finance a portion of acquisitions and ongoing capital expenditures. This financing allows for higher current distributions; however, in the future the lender may require principal repayments. No such repayments are expected to be required in 2003.

At December 31, 2002, the Trust had a $130 million revolving credit facility plus a $10 million operating line available, of which $92.8 million ($1.70 per Unit) had been drawn down from its lenders. This compares to outstanding debt of $87.0 million ($1.70 per Unit) at the end of 2001. Debt levels increased in 2002 as a result of the two acquisitions Viking made during the year combined with its active capital development program. This increase in debt was partially reduced by an equity issue that was completed in March and a portion of cash flow that was not distributed to Unitholders.

At year-end, Viking had negative working capital of $1.9 million resulting in net debt of $94.7 million. This debt represents approximately 1.3 times Viking's estimated 2003 cash flow (before KeyWest) and compares to the beginning of the year, when debt-to-cash-flow was estimated at roughly 1.5 times estimated 2002 cash flow. This decrease reflects the higher cash flow expected in 2003 as a result of higher forecast commodity prices.

BUSINESS RISKS

Oil and gas development, production, acquisition and marketing operations involve numerous business risks that have the potential to significantly affect operating and financial results. These include the uncertainty of acquiring new assets, fluctuations in commodity prices, exchange and interest rates, government policies and regulations and other energy trusts in the marketplace competing for investment dollars and suitable properties. The Trust minimizes these risks through prudent strategies that include employing highly competent and motivated professional staff, and maintaining a quality property base with a focus on cost control.

Commodity prices for crude oil, natural gas and natural gas liquids are volatile and subject to a number of external factors. Prices are affected by supply and demand dynamics, inventory and/ or storage levels, OPEC policy, the Canadian/US dollar exchange rate, availability of pipeline transportation, political stability, prices for competing fuels, economic conditions and seasonal changes in demand resulting from weather conditions.

Where appropriate and when the opportunity arises, the Trust will hedge commodity prices, exchange rates, electrical power rates and interest rates in order to minimize the volatility of revenues and expenses and the


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resulting distributions. The Trust's policy has been to place commodity hedges on up to 50% of its forecast production or its forecast costs in any one-year period. This policy is reviewed periodically to determine the suitability of its hedging exposure.

IMPACT OF ACCOUNTING PRONOUNCEMENTS

In November 2002, the Canadian Institute of Chartered Accountants ("CICA") amended its accounting guideline on hedging relationships, which was originally issued in November 2001. The guideline establishes certain conditions where hedge accounting may be applied. It is effective for years beginning on or after July 1, 2003. The implementation of this pronouncement will not change the way Viking's hedging activities are currently recorded.

In December 2002, the CICA issued a new standard on the accounting for asset retirement obligations. This standard requires recognition of a liability for the future retirement obligations associated with property, plant and equipment. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the date of expected settlement of the retirement obligations. The new standard is effective for all fiscal years beginning on or after January 1, 2004, but earlier adoption is encouraged. Viking will have to record this liability and the offset to its capital assets. An evaluation will be done to determine the full amount of the liability including the KeyWest acquisition and implementation of this pronouncement will begin on January 1, 2004.

In December 2002, the CICA issued a new standard on the disposal of long-lived assets and discontinued operations, which is effective for disposal activities initiated by a company's commitment to a plan on or after May 1, 2003. The new standard requires an asset classified as held for sale to be measured at fair value less cost to sell, provides criteria for classifying assets as held for sale and classifying a disposal as discontinued operations, and specifies presentation and disclosures for discontinued operations and other disposals of long-lived assets. Viking would only be impacted by this pronouncement to the extent of its involvement in the disposition of long-lived assets or discontinuing operations. Currently, Viking is not involved in any such activities.

For fiscal years beginning on or after April 1, 2003 CICA handbook section 3063 Impairment of Long-Lived Assets must be implemented on a prospective basis. The new standard requires an impairment loss for a long-lived asset to be held and used to be recognized when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition, which loss should be measured as the amount by which its carrying amount exceeds its fair value, and provides guidance on how to determine fair value. Viking currently uses the full cost method of accounting for its oil & gas assets under Accounting Guideline 5 ("AcG-5"), FULL COST ACCOUNTING IN THE OIL AND GAS INDUSTRY, which requires that a ceiling test be


20       VIKING ROYALTY TRUST
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[PHOTOGRAPH]

performed to determine the appropriate valuation. This ceiling test is specifically exempt from section 3063. However, as a result of the issuance of section 3063, the full cost ceiling test in AcG-5 is under review. Therefore the impact of this new section is not expected to be material.

There have been several other pronouncements issued by the CICA in 2002, however, these were not applicable in 2002 and are not expected to be applicable to Viking in 2003.

KEYWEST ACQUISITION

On December 19, 2002, Viking announced a plan of arrangement to acquire KeyWest Energy Corporation for approximately $320 million, including the assumption of their debt. The offer to KeyWest shareholders was for $3.65 per share. On February 25, 2003, KeyWest's shareholders overwhelmingly voted in favour of the Viking offer, and the acquisition closed on February 26, 2003. The Trust issued a total of 24.9 million Trust Units, valued at $7.00 per Unit, and $66.0 million in cash to KeyWest shareholders, and assumed approximately $80 million in KeyWest debt.

To fund the cash portion of the acquisition, the Trust issued $75 million in 10.5% convertible unsecured subordinated debentures. This offering was done through a syndicated bought-deal led by Scotia Capital Inc. and included CIBC World Markets Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., TD Securities Inc. and Raymond James Ltd. These debentures are convertible into Units of Viking at a price of $7.25 per Unit and mature on January 31, 2008.

KeyWest properties were producing approximately 8,400 BOE per day at the time of the closing, of which approximately 75% was oil and liquids. KeyWest's properties were 90% operated and with high working interests, giving the Trust significant control over operations and the future development of the properties.

2003 DISTRIBUTIONS

Cash available for distributions for 2003 is forecast to be $1.47 per Unit and distributions are forecast to be $1.32 per Unit based on average WTI oil prices of US$25.00 per barrel, AECO natural gas prices of Cdn$5.00 and a Canadian to US dollar exchange rate of $0.65. Oil and natural gas prices early in 2003 have been significantly higher than the parameters set for the forecast. The Trust currently has commodity hedges and collars in place on approximately 50% of its estimated 2003 production with average floor prices that are greater than the prices that are being used in its forecast.

SUMMARY

In many respects 2002 was the year of the Income Trusts in Canada. A third consecutive year of lacklustre results in the stock market has continued to turn the attention of many people to this type of investment vehicle to provide yield and security. Viking was a strong performer within the oil and gas Royalty Trust sector, returning 29% to its Unitholders over the year. Viking has a diversified asset base, and when combined with strong commodity prices we are expecting that 2003 will again be a solid year for the Trust.


                                                      VIKING ROYALTY TRUST    21